EXHIBIT 2
January 30, 2008
To whom it may concern:
Company Name: WACOAL HOLDINGS CORP.
Representative: Koichi Tsukamoto, Representative Director & President
(Securities Code: 3591 First Section of the Tokyo and Osaka Stock Exchanges)
Contact: Ikuo Otani, General Manager, Corporate Planning
(Telephone: 075-682-1010)
Announcement Regarding Dissolution of a Subsidiary
Wacoal Holdings Corp. hereby announces its decision to dissolve Intimate Garden Corp., a group subsidiary, as follows.
NOTE
1. Name and overview of subsidiary to be dissolved

Trade Name	Intimate Garden Corp.
Head Office Location	29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto
Representative	Hiroyuki Hata, President
Description of Business	Distribution of lady’s innerwear and sundries
Date of Incorporation	August 1986
Capital	¥50 million
Stockholder Composition	Wacoal Corp. (wholly owned subsidiary of Wacoal Holdings Corp.) 100%
Number of Employees	61 (as of January 1)
Net Sales	¥1,133 million (Fiscal year ended March 31, 2007)
2. Reason for dissolution
Intimate Garden Corp. has been operating directly managed outlets for the purposes of directly distributing our products to consumers and collecting information from consumers. However, its profitability has deteriorated due to toughening market conditions in recent years. For this reason, its operations will be transferred to Wacoal Corp., a group subsidiary, in an attempt to revamp them, and Intimate Garden Corp. itself will be dissolved.
3. Dissolution schedule
The business operation of Intimate Garden Corp. will be terminated at the end of March 2008 and liquidation procedures will follow.
4. Impact on the consolidated business results of Wacoal Holdings Corp.
There will be a minor impact on the business results of Wacoal Holdings Corp.